

July 2, 2012

<u>Via Email</u>
Mr. Richard J. Thompson
Chief Executive Officer
Power One, Inc.
740 Calle Plano
Camarillo, California 93012

> **Re: Power One, Inc.**
> **Form 10-K for the Fiscal Year Ended January 1, 2012**
> **Filed March 1, 2012**
> **File No. 001-34782**

Dear Mr. Thompson:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended January 1, 2012</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32</u>

<u>-Critical Accounting Policies, page 33</u>

<u>-Inventories, page 35</u>

1.　　We note your disclosures herein and on page F-12 related to your valuation of inventory. Please revise your future filings to discuss in more detail how you develop certain of your assumptions such as "projected usages" for purposes of your inventory valuation analysis. Your revised disclosures should also indicate how you arrived at your estimates for projected usage and the historical variability of such estimates.

2.   Further to the above, we note from page F-5 that you increased your inventory levels by approximately 5% as of January 1, 2012 as compared to January 2, 2011. We also note that your net sales have decreased by approximately 3% for the year ended January 1, 2012 as compared to the year ended January 2, 2011. Considering these factors as well as actual or potential price erosions and declining subsidies which you indicated elsewhere in the filing are risk factors in the markets you serve, please explain to us in more detail how you have evaluated inventory (including your long-term inventory) for recoverability as of January 1, 2012.

-Liquidity and Capital Resources, page 44

3.   We note your disclosures on page F-37 that you consider $270 million of undistributed earnings of your subsidiaries outside the United States to be permanently reinvested. To the extent such amounts could be considered material to an understanding of your liquidity and capital resources, please revise your future filings to disclose the amounts of the cash and cash equivalent amounts held by your foreign subsidiaries that would not be available for use in the United States. Please further provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 303(a)(1) and (2) of Regulation S-K, SEC Release 34-48960, and Financial Reporting Codification Section 501.03.a.

4.   We note from page F-5 that your allowance for doubtful accounts increased from approximately $6.0 million at January 2, 2011 to approximately $10 million at January 1, 2012, which is a 67% increase. We further note that the amounts charged to expenses for the allowance for doubtful accounts increased from approximately .3% of sales in your prior fiscal year to approximately .5% of sales in your current fiscal year. Please revise future filings to describe any known or expected trends regarding the collectability of accounts receivable and your allowance for doubtful accounts. Provide us with a sample of your proposed disclosure.

5.   Further to the above, we note your disclosures on page F-12 related to how you assess your accounts receivables for impairment and your concentration of sales to European countries disclosed on page F-32. Please explain to us in more detail how your receivable impairment assessments were impacted by the European sovereign debt crisis and economic conditions as well as your concentration of sales in these foreign countries.

Financial Statements, page F-1

-Notes to Consolidated Financial Statements, page F-10

6.   We note from page 9 that during 2010 you adopted a plan of reorganization for tax-planning purposes in order to protect your substantial net operating losses. Please explain to us in more detail the nature of the reorganization, how you accounted for the reorganization and how it impacted your financial statements, including your accounting for your taxes under Topic 740 of the FASB Accounting Standards Codification. Please make sure your response cites the specific accounting literature you considered when accounting for and presenting the referenced transaction.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

                                                Sincerely,

                                                /s/ Jay Webb "for"

                                                Kevin L. Vaughn
                                                Accounting Branch Chief